Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 June 1, 2007
STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

The Bear Stearns Companies Inc.
Notes Linked to the Performance of the Alerian MLP Select Index
Due [June ●, 2027]
INVESTMENT HIGHLIGHTS
•	20 year term to maturity.
•	The Notes are not principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of Principal Amount ($[●] per Note).
•	We plan to apply to list the Notes on the New York Stock Exchange.
•	Linked to the performance of the Alerian MLP Select Index (“AMZS” or “Index”).
•	The AMZS is an index designed to track liquid Master Limited Partnerships (MLPs) listed on the NYSE and NASDAQ.
•	MLPs are partnerships that own mid-stream US energy infrastructural assets such as pipelines.
•
The Cash Settlement Amount is based on the change, if any, of the volume weighted-average prices of the constituents underlying the Index during the term of the Notes, and will equal an amount per Note in U.S. dollars equal to (i) the Principal Amount multiplied by the quotient of the Final VWAP Level divided by the Initial VWAP Level minus (ii) the accrued Tracking Fee, if any.

•
Monthly coupon payments to the extent the amount of gross cash dividend proceeds that would have been received by a Reference Holder in the constituents underlying the Index exceed a Tracking Fee equal to [0.070834]% per month.

•	Redeemable in amounts of [75,000] Notes or greater on the last Business Day of each week during the term of the Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.
BEAR, STEARNS & CO. INC. STRUCTURED EQUITY PRODUCTS (212) 272-1786
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the performance of a the Alerian MLP Select Index (the “Index”). The Index measures the composite performance of energy oriented Master Limited Partnerships, and is calculated by Standard and Poor’s using a float-adjusted, market capitalization-weighted methodology. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928V83
CLOSING DATE:	[July ●, 2007]
PRICING DATE:	[●]
SETTLEMENT DATE:	[●]
ISSUE PRICE:	[100%]
INDEX:
The Alerian MLP Select Index (ticker “AMZS”), as published by the Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (the “Sponsor”), in consultation with Alerian Capital Management LLC (“Alerian”).

The Index measures the composite performance of energy oriented Master Limited Partnerships (“MLPs”), and is calculated by the Sponsor using a float-adjusted, market capitalization weighted methodology. The objective of the Index is to provide investors with an unbiased, comprehensive benchmark for the performance of the energy MLP universe. The MLPs underlying the Index are generally limited partnerships engaged in the exploration, marketing, mining, processing, production, storage or transportation of any mineral or natural resource. The Index itself will be disseminated real-time and may be listed on the Chicago Mercantile Exchange.

INDEX COMPONENTS:	As of any date of determination, the constituents underlying the Index.
PRINCIPAL AMOUNT:
The Notes will be denominated in U.S. dollars. Each Note will be issued in minimum denominations to be determined by the Calculation Agent based upon the quotient of (i) the arithmetic mean of the VWAP Levels measured daily over a period of days following the Closing Date (the “Initial Measurement Period”) in accordance with the following schedule, divided by (ii) the number ten:

Aggregate Size of the Issuance	Initial VWAP Period
Less than $100 million	[6] Index Business Days
Equal to or greater than $100 million and less than $200 million	[10] Index Business Days
Equal to or greater than $200 million and less than $300 million	[18] Index Business Days
Equal to or greater than $300 million and less than $500 million	[25] Index Business Days
Greater than $500 million	[50] Index Business Days
VWAP LEVEL
As of any date of determination and with respect to the Index, the quotient of (1) the arithmetic mean of the sum of the products of (i) the volume weighted-average price of each Index Component as of such date multiplied by (ii) the published share weighting of such Index Component as of such date divided by (2) the Index Divisor as of such date, as determined by the Calculation Agent.

INDEX DIVISOR:
As of any date of determination, the divisor used by the Sponsor to calculate the level of the Index, as further described under “Description of the Index - Computation of the Index” in the Pricing Supplement.

FURTHER ISSUANCES:
We may, without your consent, offer further issuances of the Notes at offering prices based upon market conditions and Index levels at any time during the term of the Notes. If there is substantial demand for the Notes, we may issue additional Notes frequently. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

COUPON:
The Notes will pay a coupon, if any, on each Coupon Payment Date. For each Note you hold, on each Coupon Payment Date you will receive an amount in U.S. dollars equal to the difference between the Reference Dividend Amount minus the Tracking Fee (the “Coupon Amount”). To the extent the Reference Dividend Amount is less than the Tracking Fee on any Coupon Valuation Date, there will be no coupon payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Tracking Fee and the Reference Dividend Amount in respect of such period (the “Tracking Fee Shortfall”) will be added to the Tracking Fee deducted from the Reference Dividend Amount in respect of the next Coupon Payment Date. For the avoidance of doubt, the process will be repeated to the extent necessary until such time as the accrued Tracking Fee has been deducted from the appropriate Reference Dividend Amount in all prior months.

COUPON PAYMENT DATE:	The fifth Business Day following each Coupon Valuation Date, subject to adjustment, as described in the Pricing Supplement.
COUPON VALUATION DATE:
The first Business Day of each calendar month during the term of the Notes beginning on [August 1, 2007], and the last Coupon Valuation Date will be the Calculation Date, subject to adjustment, as described in the Pricing Supplement.

REFERENCE DIVIDEND AMOUNT:
As of any date of determination, an amount per Note equal to the gross cash dividend proceeds that would have been received by a Reference Holder during the period from the prior Coupon Valuation Date through such date of determination; provided, that in the event that no prior Coupon Valuation Date has occurred as of such date of determination, the applicable period will begin as of the Pricing Date. Any non-cash dividends that would have been received by a Reference Holder during any period of determination will be converted into cash by the Calculation Agent and will be included in the gross cash dividend proceeds for purposes of this calculation.

TRACKING FEE:	As of any date of determination, an amount per Note equal to the product of [0.070834]% (representing [0.85]% per annum) multiplied by the Current NAV.
CURRENT NAV:
As of any date of determination, an amount per Note equal to the product of (i) the Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level as of such date and the denominator of which is equal to the Initial VWAP Level, as determined by the Calculation Agent.

CASH SETTLEMENT AMOUNT:	An amount per Note payable in U.S. dollars on the Maturity Date equal to (i) the Principal Amount multiplied by the Index Ratio minus (ii) the accrued Tracking Fee, if any.
INDEX RATIO:	As of any date of determination, an amount equal to the quotient of the Final VWAP Level divided by the Initial VWAP Level.
INITIAL VWAP LEVEL:
[●], representing the arithmetic mean of the VWAP Levels measured daily during the Initial Measurement Period determined in accordance with the VWAP Schedule set forth above, as determined by the Calculation Agent.

FINAL VWAP LEVEL:	The arithmetic mean of the VWAP Levels measured daily during the Final Measurement Period, as determined by the Calculation Agent.
FINAL MEASUREMENT PERIOD:	The five Index Business Days from and including the Calculation Date. The Final Measurement Period is subject to adjustment as described in the Pricing Supplement.
CALCULATION DATE:
[June ●, 2027], unless such day is not an Index Business Day, in which case the Calculation Date shall be the next Index Business Day. The Calculation Date is subject to further adjustment as described in the Pricing Supplement.

MATURITY DATE:	The third Business Day following the final Index Business Day in the Final Measurement Period.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

EARLY REDEMPTION EVENT:
You may redeem your Notes on the last Business Day of each week during the term of the Notes (each, a “Redemption Valuation Date”) by delivering a Redemption Notice to us via email no later than 10:00 a.m. New York City time on the Business Day prior to such Redemption Valuation Date. If we receive your Redemption Notice in accordance with the foregoing, we or our affiliate will send a form of Redemption Confirmation to you via return email, which you must complete, execute and return to us via facsimile by no later than 4:00 p.m. New York City time on the same Business Day. We or our affiliate must acknowledge receipt of your completed Redemption Confirmation in order for your redemption to be effective. The procedures described in the foregoing paragraph are referred to herein as the “Notice Procedures.”

Upon compliance with the Notice Procedures, the Calculation Agent will accelerate the Calculation Date with respect to the Notes being redeemed to the relevant Redemption Valuation Date, which will automatically accelerate the final Coupon Valuation Date and the Maturity Date with respect to the Notes being redeemed in accordance with the terms set forth herein. On the accelerated Maturity Date you will receive an amount per Note in U.S. dollars equal to (i) the Cash Settlement Amount minus the Redemption Fee Amount plus (ii) the Coupon Amount, if any (the “Redemption Amount”).

The Tracking Fee applicable to the Notes subject to an Early Redemption Event shall be an amount equal to the sum of (i) the Tracking Fee Shortfall as of the last Coupon Valuation Date (if any) plus (ii) the Tracking Fee as of the next Coupon Valuation Date multiplied by a percentage, the numerator of which is the total number of days since the prior Coupon Valuation Date, and the denominator of which is 30 (the “Adjusted Tracking Fee”). To the extent the Reference Dividend Amount as of the accelerated Calculation Date is greater than the Adjusted Tracking Fee, the Redemption Amount will include a coupon payment equal to the Coupon Amount (with the Calculation Agent using the Adjusted Tracking Fee in calculating such Coupon Amount). To the extent the Reference Dividend Amount as of the accelerated Calculation Date is less than the Adjusted Tracking Fee, the Redemption Amount will not include any coupon payment, and an amount equal to the difference between the Adjusted Tracking Fee less the Reference Dividend Amount will be subtracted from the Index Ratio in determining the Cash Settlement Amount payable on the accelerated Maturity Date.

We will inform you of the Redemption Amount on the first Business Day following the final Index Business Day in the Final Measurement Period. Upon receipt, you must instruct your custodian at The Depositary Trust Company (“DTC”) to book a delivery vs. payment trade with respect to your Notes on such date at a price equal to the Redemption Amount, facing Bear Stearns DTC 052, and cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time, on the applicable accelerated Maturity Date.

You may redeem your Notes only in amounts of [75,000] Notes or greater, subject to adjustment by the Calculation Agent. You may not redeem your Notes in the week in which the Notes mature.
REDEMPTION NOTICE:	The form of redemption notice attached to the Pricing Supplement as Appendix 1.
REDEMPTION CONFIRMATION:	The form of redemption confirmation attached to the Pricing Supplement as Appendix 2.
REDEMPTION FEE:	[0.125]%
REDEMPTION FEE AMOUNT:	As of any date of determination, an amount per Note in U.S. dollars equal to the product of the Redemption Fee multiplied by the applicable Cash Settlement Amount.
REFERENCE HOLDER:
As of any date of determination, a hypothetical holder of shares of each of the Index Components in the then current weightings within the Index as if such holder had invested an amount equal to the Principal Amount in the Index as of the Pricing Date, as determined by the Calculation Agent.

EXCHANGE LISTING:	The Notes will be listed on the New York Stock Exchange.
BUSINESS DAY:	Any day other than a Saturday or Sunday, on which banking institutions in New York, New York, are not authorized or obligated by law or executive order to close.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

INDEX BUSINESS DAY:	Any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.
PRIMARY EXCHANGE:	With respect to each Index Component, the primary exchange or market of trading of such Index Component.
RELATED EXCHANGE:
With respect to each Index Component, each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to such Index Component.

CALCULATION AGENT:	Bear, Stearns & Co. Inc.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated May 30, 2007, (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated May 30, 2007,(subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407029408/v077003_424b2.htm

•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLE OF COUPON PAYMENT

The following example illustrates hypothetical coupon calculations. The example is for illustrative purposes only and is not indicative of the future performance of the Index, the Index Components or any coupon payment that may be paid with respect to the Notes. It is impossible to predict what coupon payments will be paid under the Notes. You should not construe this example as an indication or assurance of the expected performance of the Notes or of any coupon payment made thereunder.

The following example is based upon a hypothetical five month term. The example demonstrates how the Tracking Fee will accrue from month to month to the extent that there is Tracking Fee Shortfall. The Tracking Fee will accrue until such time as the Reference Dividend Yield is sufficient to cover the accrued Tracking Fee for all prior months.

Coupon Valuation Date	Current NAV	Reference Dividend Amount	Tracking Fee	Coupon Payment	Tracking Fee Shortfall	Coupon Valuation Date
Month 1	$37.70	$0.19	$0.02670	$0.1633	$0.00	Month 1
Month 2	$40.00	$0.00	$0.02833	$0.00	$0.02833	Month 2
Month 3	$45.00	$0.00	$0.03188	$0.00	$0.06021	Month 3
Month 4	$35.00	$0.25	$0.02479	$0.165	$0.00	Month 4
Month 5	$30.00	$0.30	$0.02125	$0.2788	$0.00	Month 5

ILLUSTRATIVE HYPOTHETICAL CASH SETTLEMENT AMOUNT TABLE

The following table is for illustrative purposes and is not indicative of the future performance of the Index or the future values of the Notes.

Because the level of the Index may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all Cash Settlement Amounts. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index or the VWAP Levels of any of the Index Components. You should not construe these examples or the data included in herein as an indication or assurance of the expected performance of the Notes.

The examples demonstrating the hypothetical Cash Settlement Amount of a Note are based on the following assumptions:
•	Investor purchases $37.70 aggregate Principal Amount of Notes at the initial offering price of $37.70.
•	Investor holds the Notes to maturity or redeems the Notes prior to Maturity.
•	There is no accrued Tracking Fee.
•	The Initial Index Level is equal to 377.00
•	No Market Disruption Events occur during the Final Measurement Period.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Table of Hypothetical Cash Settlement Amounts

Initial VWAP Level	Final VWAP Level	Face Amount	Cash Settlement Amount	Percent Change in Note Value
377.00	282.75	$37.70	$28.28	-25.00%
377.00	301.60	$37.70	$30.16	-20.00%
377.00	320.45	$37.70	$32.05	-15.00%
377.00	339.30	$37.70	$33.93	-10.00%
377.00	358.15	$37.70	$35.82	-5.00%
377.00	377.00	$37.70	$37.70	0.00%
377.00	395.85	$37.70	$39.59	5.00%
377.00	414.70	$37.70	$41.47	10.00%
377.00	433.55	$37.70	$43.36	15.00%
377.00	452.40	$37.70	$45.24	20.00%
377.00	471.25	$37.70	$47.13	25.00%
377.00	490.10	$37.70	$49.01	30.00%
377.00	508.95	$37.70	$50.90	35.00%
377.00	527.80	$37.70	$52.78	40.00%

THE INDEX

•
The Index is a liquid subset of the Alerian MLP Index (AMZ), a benchmark index tracking US listed Master Limited Partnerships (MLPs). The Index is composed of 37 MLPs whose liquidity profile meets the generic NYSE Index requirements for listed linked securities.

•	The Index attempts to provide investors with an unbiased, comprehensive benchmark for the performance of the energy master limited partnership universe.

•
Using the Sponsor’s proprietary and independent calculation methodology, the Index attempts to provide transparency into the historical and ongoing performance of Master Limited Partnership investments.

The following table sets forth the month-end closing levels of the Index for each month in the period from January 2002 through April 2007, but does not include dividend payments made by the constituent members of the Index during this time period. We obtained the data in each of the following tables and graphs from Bloomberg Financial Service, without independent verification by us. All levels provided in the charts and graphs below represent the Sponsor’s application of the index methodology, as described in the Pricing Supplement, beginning with the initial selection of the Index Components on December 29, 1995, in order to reconstruct historical data consistent with the Sponsor’s methodology. The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will increase relative to the Initial VWAP Level during the term of the Notes.

Month-End Closing Level of the Index (does not include dividends)

	2002	2003	2004	2005	2006	2007
January	203.54	195.14	244.75	285.54	284.37	338.48
February	186.50	196.46	246.15	285.75	279.97	345.40
March	198.65	199.16	253.15	274.93	282.38	360.04
April	202.12	211.94	231.51	281.19	285.28	379.74
May	195.85	216.11	229.09	281.94	289.74
June	180.54	223.59	233.80	293.48	285.51
July	181.41	224.45	239.75	305.97	296.32
August	192.09	224.67	246.00	295.88	301.11
September	184.91	228.60	259.82	297.22	296.96
October	183.51	230.78	256.81	290.78	310.02
November	183.53	239.00	267.31	278.06	320.88
December	190.35	251.50	273.29	270.90	325.37

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

The following graph illustrates the historical performance of the Index based on the closing level on the last Index Business Day of each month from December 1995 through April 2007. The graph assumes a base level of 100. The Index level displayed does not include dividends paid by the constituent members of the Index during this time period. Again, all levels provided represent the Sponsor’s application of the index methodology, as described in the Pricing Supplement, beginning with the limited selection of Index Components on December 29, 1995 in order to construct historical data consistent with the Sponsor’s methodology.

The following graph displays the growth of $100 invested in the Index relative the growth of $100 in other various indices (each as described further below) over the time period from December 29, 1995 through to April 30, 2007 (the IXE Index is measured beginning January 1998). The line “AMZS with Dividends Paid” represents the growth of the investment in the Index taking into consideration dividend proceeds which would have been received by an investor in the constituents underlying the Index during the period of measurement and not re-invested by such investor. The “AMZS with Dividends Paid” line is meant to mimic the actual return most similar to that available to an investor in the Notes on a pre-tax basis. With respect to other indices, the graph does not include dividend proceeds except with respect to the SPTR Index, as these indices are traditional price return indices. All growth provided with respect to the Index represent the Sponsor’s application of the index methodology, as described in the Pricing Supplement, beginning with the limited selection of Index Components on December 29, 1995 in order to construct historical data consistent with the Sponsor’s methodology.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

The following table illustrates a comparison of certain performance criteria of the Index relative to other various benchmarks over the time period measured from December 29, 1995 through April 30, 2007.

	Return With Dividends[2]	Volatility	% Positive Months	Value of $1,000	Sharpe Ratio[3]	Correlation to AMZS Index[4]
Alerian MLP Select Index (AMZS)	16.05%	8.95%	69%	$5,405	1.37	1.00
S&P 500	9.80%	14.80%	65%	$2,901	0.41	0.24
Russell 2000	10.00%	19.30%	61%	$2,979	0.32	0.29
NAREIT	15.90%	13.60%	64%	$5,410	0.89	0.34
NASDAQ	8.00%	27.50%	54%	$2,400	0.15	0.09
IXE Index[1]	10.93%	23.73%	53%	$2,633	0.31	0.35
Dow Jones	10.70%	15.10%	63%	$3,189	0.46	0.26

1 Data for IXE Index is only available from January 1998 and, therefore, the information provided reflects data for that time period (3.351% used as the risk free rate in calculating the Sharpe Ratio).
2 With respect to each of the indices, includes the dividend proceeds that would have been received by an investor in the components underlying such index (on a pre-tax basis) during the period of measurement on a fully reinvested basis, except for the AMZS Index where the return reflects a value where no dividend re-investment took place.
3 In general, the Sharpe Ratio is a ratio designed to measure an asset's excess return (over the risk free rate of return) relative to the total variability of its returns.  Expressed as a formula, the Sharpe Ratio of an asset is (i) the asset's performance minus the risk free rate of return, divided by (ii) the volatility of the asset. Expressed herein, the Sharpe Ratio is calculated using a risk free rate of 3.808%, which is the daily average 3 month US T-bill over the period shown.
4 Correlation is the tendency of two variables to move in the same direction by proportional amounts, and is (usually) measured by a number ranging between -1 and +1. A higher positive number means that the two variables tend to move in the same direction more often and larger / smaller moves in one variable are more likely to correspond to respectively larger / smaller moves in the other. Similarly, a number closer to -1 means that the two variables tend to move in opposite directions more often, but larger / smaller moves in one variable still correspond to relatively larger / smaller magnitude moves in the other. Alternately, a number near zero means that the two variables tend not to have much of a significant relationship with one another as far as the direction or magnitude.

The S&P 500 Index is a capitalization-weighted index that measures the performance of 500 large-capitalization domestic stocks representing all major industries. The Russell 2000 Index offers investors access to the small-cap segment of the U.S. equity universe, and is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set. The National Association of Real Estate Investment Trusts Index (NAREIT) is an unmanaged, market capitalization-weighted index of all equity Real Estate Investment Trusts (REITs). The NASDAQ (National Association of Securities Dealers Automated Quotation System) Composite Index measures over 3,000 stocks listed on the NASDAQ Stock Market. The IXE Index is the Energy Select Sector Index. The Dow Jones Industrial Average is a price-weighted index comprised of 30 leading companies indicating the general state of the U.S. stock market.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

•
Possible loss of principal - The Notes are not principal protected. Therefore, you may receive less, and possibly significantly less, than the principal you invested. If the Final Index VWAP Level is less than the Initial Index VWAP Level, the Cash Settlement Amount you will receive at maturity will be less than the principal you invested. In that case, you will receive less, and possibly significantly less, than the principal you invested.

•
Limited portfolio diversification - The Index Components are concentrated in the energy oriented Master Limited Partnership sector. Your investment may, therefore, carry risks similar to a concentrated investment in a limited number of industries or sectors.

•
The level of the Index cannot be predicted - The future performance of the Index is impossible to predict and, therefore, no future performance of the Notes or the Cash Settlement Amount may be inferred from any of the historical data or any other information set forth herein. Because it is impossible to predict the level of the Index or the performance of any of the Index Components, it is possible that the level of the Index and the VWAP Level will decline and you will lose all or part the principal you invested.

•
Liquidity - Although we plan to apply to list the Notes on the New York Stock Exchange, a trading market for your Notes does not currently exist and may not develop. In addition, our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made; nor can we predict the price at which such bids will be made. If you sell your Notes prior to maturity, you may receive less than the principal you invested.

•	Possible loss of value in the secondary market - If you sell your Notes prior to maturity, you may receive less than the principal you invested.
•
Coupon payments are not guaranteed - You will not receive a coupon payment to the extent that, for any period of calculation, the amount of dividends that would be received by a Reference Holder of the Index Components would be less than the Tracking Fee. The yield on the Notes, therefore, may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•
Taxes - The U.S. federal income tax consequences of an investment in the Notes are uncertain. The Issuer and the holders agree (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for federal income tax purposes as pre-paid cash-settled executory contracts linked to the value of the Index and, where required, to file information returns with the Internal Revenue Service (the “IRS”) in accordance with such treatment. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should generally recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes) and you agree with the Issuer to currently recognize as ordinary income any coupon received in respect of the Notes. However, other treatments are possible. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

LICENSE AGREEMENT

We have entered into an exclusive license agreement with Gabriel Hammond (“Hammond”) and Alerian that provides a license to us, in exchange for a fee, for the right to use the Index, which is owned by Hammond and licensed to Alerian, in connection with certain securities, including the Notes.

The license agreement between Hammond, Alerian and us provides that the following language must be set forth in this free writing prospectus:

“Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of Alerian Capital Management LLC and their use is granted under a license from Alerian Capital Management LLC.”

All disclosures contained in this free writing prospectus regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the Sponsor in consultation with Alerian. None of us, Bear Stearns or the Trustee assumes any responsibility for the accuracy or completeness of such information.

BEAR, STEARNS & CO. INC.